                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            QUESTRON TECHNOLOGY, INC.
                                (Name of Issuer)


                      Series B Convertible Preferred Stock
                                 $.01 par value
                         (Title of Class of Securities)


                                   748372307
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 23, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

SCHEDULE 13D

CUSIP No. 748372307

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         a[ ]
                                                         b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                             AF, PF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                         7.      SOLE VOTING POWER
                                 117,350


                         8.      SHARED VOTING POWER
  SHARES                         32,650
BENEFICIALLY
 OWNED BY
REPORTING                9.      SOLE DISPOSITIVE POWER
  PERSON                         117,350
   WITH

                         10.     SHARED DISPOSITIVE POWER
                                 32,650

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             150,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             13.043%

          14.     TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 748372307

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          a[ ]
                                                          b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                             AF, WC

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                         7.      SOLE VOTING POWER
                                 0


                         8.      SHARED VOTING POWER
  SHARES                         32,650
BENEFICIALLY
 OWNED BY
REPORTING                9.      SOLE DISPOSITIVE POWER
  PERSON                         0
   WITH

                         10.     SHARED DISPOSITIVE POWER
                                 32,650

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             32,650

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             2.839%

          14.     TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D

CUSIP No. 748372307

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Managing Partners

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    a[ ]
                                                    b[x]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                             AF

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                     7.      SOLE VOTING POWER
                             0


                     8.      SHARED VOTING POWER
  SHARES                     32,650
BENEFICIALLY
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     0
   WITH

                     10.     SHARED DISPOSITIVE POWER
                             32,650

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             32,650

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [x]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             2.839%

          14.     TYPE OF REPORTING PERSON*
                  PN

Item 1.  Security and Issuer

                  This statement on Schedule 13D relates to shares of Series B Convertible Preferred Stock, $.01 par value per share (the "Preferred Stock"), of Questron Technology Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6400 Congress Avenue, Boca Raton, Florida 33487. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report recent transactions in the Preferred Stock as a result of which the Reporting Persons may be deemed the beneficial owners of in excess of 5% of the outstanding Preferred Stock.

 Item 2. Identity and Background

                  This statement is being filed on behalf of Mr. Jay R. Petschek ("Mr. Petschek"), Corsair Management Company, Inc., a New York corporation ("Corsair Management"), and Corsair Managing Partners, a New York general partnership ("CMP"). Mr. Petschek, Corsair Management and CMP are sometimes collectively referred to herein as the "Reporting Persons."

                  Mr. Petschek is filing in his capacity as (a) the sole general partner of Corsair Capital Partners, L.P., a Delaware limited partnership ("Corsair Partners"), and (b) the sole shareholder of Corsair Management.

                  This statement on Schedule 13D relates to shares of Preferred Stock held for the accounts of each of the following:

                  (i)      Corsair Partners; and
                  (ii)     Corsair Capital Partners II, L.P., a
                           Delaware limited partnership ("Corsair
                           Partners II").

                  Mr. Petschek is the sole general partner of Corsair Partners, the sole business of which is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. Corsair Partners has its principal office at 590 Madison Avenue, New York, New York 10022. In his capacity as the sole general partner of Corsair Partners, Mr. Petschek exercises voting and dispositive power with respect to securities held for the account of Corsair Partners. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, by reason of his position as the general partner of Corsair Partners, Mr. Petschek may be deemed the beneficial owner of securities, including the Preferred Stock, held for the account of Corsair Partners.

                  Corsair Management, a New York corporation, of which Mr. Petschek is the sole shareholder, director and executive officer, is a general partner of CMP, a New York general partnership, the principal business of which is to serve as the sole general partner of Corsair Partners II. Corsair Partners II has its principal office at 590 Madison Avenue, New York, New York 10022. Its sole business is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. The principal business of Corsair Management is to serve as a general partner of CMP. Each of CMP and Corsair

Management have their principal offices at 590 Madison Avenue, New York, New York 10022. Pursuant to the partnership agreement of CMP, the general partners of CMP have agreed that all authority with respect to the investment decisions to be made by CMP on behalf of Corsair Partners II is delegated to Corsair Management. Information concerning the identity and background of the other general partners of CMP is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                  Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, CMP, by reason of its ability to exercise investment discretion over the securities owned by Corsair Partners II, Corsair Management, as the general partner of CMP, and Mr. Petschek, as the sole shareholder and the person ultimately in control of Corsair Management, may each be deemed a beneficial owner of securities, including the Preferred Stock, held for the account of Corsair Partners II.

                  The principal occupation of Mr. Petschek, a United States citizen, is his position as Senior Managing Director of Ladenburg Thalmann & Co. Inc. ("Ladenburg") at Ladenburg's principal office.

                  Mr. Petschek, CMP and Corsair Management expressly disclaim beneficial ownership of any shares of Preferred Stock not directly held for the accounts of Corsair Partners or Corsair Partners II.

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  As of the date hereof, Mr. Petschek beneficially owned 150,000 shares of Preferred Stock. The aggregate purchase price of the Preferred Stock beneficially owned by Mr. Petschek was approximately $1,201,125. The source of funds for the purchase of all such Preferred Stock was investment capital contributed by the limited partners of Corsair Partners and Corsair Partners II. Mr. Petschek is a limited partner of each of Corsair Partners and Corsair Partners II.

                  As of the date hereof, Corsair Management and CMP beneficially owned 32,650 shares of Preferred Stock. The aggregate purchase price of the Preferred Stock beneficially owned by Corsair Management and CMP was approximately $261,309. The source of funds for the purchase of all such Preferred Stock was investment capital contributed by the limited partners of Corsair Partners II.

Item 4.  Purpose of Transaction

                  The Reporting Persons acquired for investment purposes all of the Preferred Stock reported herein as being beneficially owned by them. None of Mr. Petschek, Corsair Management, CMP and, to the best of the Reporting Persons' knowledge, any of the other parties identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a)(i) On the date of this Statement, the aggregate number of shares of Preferred Stock of which Mr. Petschek may be deemed a beneficial owner is 150,000 (approximately 13.043% of the Preferred Stock outstanding). This number includes (A) 117,350 shares of Preferred Stock held for the account of Corsair Partners and (B) 32,650 shares of Preferred Stock held for the account of Corsair Partners II.

                  (ii) On the date of this Statement, the aggregate number of shares of Preferred Stock of which Corsair Management may be deemed a beneficial owner is 32,650 (approximately 2.839% of the Preferred Stock outstanding).

                  (iii) On the date of this Statement, the aggregate number of shares of Preferred Stock of which CMP may be deemed a beneficial owner is 32,650 (approximately 2.839% of the Preferred Stock outstanding).

                  (b) (i) By virtue of (x) his position as the general partner of Corsair Partners and (y) his position as the sole shareholder of Corsair Management and pursuant to the terms of the partnership agreement of Corsair Partners II and by agreement among the general partners of CMP, Mr. Petschek may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners and

Corsair Partners II, including 117,350 shares of Preferred Stock held by Corsair Partners and 32,650 shares of Preferred Stock held by Corsair Partners II.

                  (ii) By virtue of its position as a general partner of CMP and pursuant to the terms of the partnership agreement of CMP, Corsair Management may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 32,650 shares of Preferred Stock held by Corsair Partners II.

                  (iii) By virtue of its position as the sole general partner of Corsair Partners II, CMP may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 32,650 shares of Preferred Stock held by
Corsair Partners II.

                  The percentages used herein are calculated based upon the 1,150,000 shares of Preferred Stock stated to be issued and outstanding at August 11, 1997, as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.

                  (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Common Stock during the past 60 days by any of Mr. Petschek, CMP or Corsair Management.

                  (d) No person other than each respective record owner referred to herein of shares of Preferred Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Preferred Stock.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7. Material to be Filed as Exhibits

         A. Joint Filing Agreement, dated October 1, 1997, pursuant to Rule 13d-f(1) among Mr. Petschek, Corsair Management and CMP.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1997
                                              /s/ Jay R. Petschek
                                              Jay R. Petschek



                                              CORSAIR MANAGEMENT COMPANY, INC.


                                              By:  /s/ Jay R. Petschek
                                              Name:  Jay R. Petschek
                                              Title: President



                                              CORSAIR MANAGING PARTNERS

                                              By:  Corsair Management Company,
                                                   Inc., a general partner


                                              By:  /s/ Jay R. Petschek
                                              Name:  Jay R. Petschek
                                              Title: President

                                     ANNEX A

                  The following is a list of the other General Partners of Corsair Managing Partners ("CMP"):

                          - Peter Marc Graham, Inc., a Delaware corporation ("PMG Corp."): Mr. Peter M. Graham, sole shareholder

                          - Corsair/Kramer Inc., a Delaware corporation ("CK Corp."): Mr. Ronald J. Kramer, sole shareholder

The principal business of each of PMG Corp. and CK Corp. is to serve as General Partner of CMP, and each has a business address c/o Corsair Managing Partners, 590 Madison Avenue, New York, New York 10022. The principal occupation of Mr. Graham, a United States citizen, is his position as President and Director of Corporate Finance of Ladenburg at Ladenburg's principal office. The principal occupation of Mr. Kramer, a United States citizen, is his position as Chief Executive Officer of Ladenburg at Ladenburg's principal office. To the best of the Reporting Persons' knowledge, during the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     Annex B


                   RECENT TRANSACTIONS IN THE PREFERRED STOCK
                          OF QUESTRON TECHNOLOGY, INC.

                                 Date of               Nature of
For the Account of:             Transaction           Transaction      Number of Shares   Price Per Share
-------------------             -----------           -----------      ----------------   ---------------

Corsair Partners                   8/5/97               Purchase             7,900             $7.8125
Corsair Partners                   9/2/97               Purchase             7,900             $8.06
Corsair Partners                   9/10/97              Purchase             7,900             $7.56
Corsair Partners                   9/23/97              Purchase             31,000            $7.8625
Corsair Partners                   9/24/97              Purchase             31,000            $7.9819
Corsair Partners                   9/25/97              Purchase             23,700            $8.2058
Corsair Partners                   9/26/97              Purchase             7,950             $8.685

Corsair Partners II                8/5/97               Purchase             2,100             $7.8125
Corsair Partners II                9/2/97               Purchase             2,100             $8.06
Corsair Partners II                9/10/97              Purchase             2,100             $7.56
Corsair Partners II                9/23/97              Purchase             9,000             $7.8625
Corsair Partners II                9/24/97              Purchase             9,000             $7.9819
Corsair Partners II                9/25/97              Purchase             6,300             $8.2058
Corsair Partners II                9/26/97              Purchase             2,050             $8.685
